

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 25, 2006

Mr. Ronald A. Millos
Chief Financial Officer
Teck Cominco Limited
200 Burrard St., Suite 600
Vancouver, B.C. V6C 3L9

> Re: **Teck Cominco Limited**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 6-K's filed March 14, 2006**
> **File No. 001-13184**

Dear Mr. Millos:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

List of Exhibits

1. We note that Exhibit's 99.2 and 99.3 which relate to the Consolidated Financial Statements and Management's Discussion and Analysis, respectively, are incorporated by reference from Form 6-K's furnished on March 14, 2006. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. As such, it will be necessary for you to

amend your Form 40-F to attach and file your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits. You may also refer to the requirements of Rule 303(b) of Regulation S-T for clarification.

Form 6-K Filed March 14, 2006 – Consolidated Financial Statements for the Fiscal Years Ended December 31, 2005 and 2004

Financial Statements

Note 21 – Supplementary Cash Flow Information

2.   We note that you classify money market investments with maturities ranging from less than three months to twelve months, as part of cash and temporary investments in your Statements of Cash Flows. Under U.S. GAAP, paragraph 8 of SFAS 95 generally limits investments with original maturities of three months or less to qualify as cash equivalents reported within the statement of cash flows. We did not locate a reconciling item for this difference within your discussion of differences between Canadian and U.S. GAAP located in Note 24. Please revise your disclosure to address this difference.

Note 24 – Generally Accepted Accounting Principles in Canada and the United States

3.   As part of the reconciliation to U.S. GAAP, Item 17 of the Form 20-F requires that for each period for which an income statement is presented and required to be reconciled to U.S. GAAP, you shall provide either a statement of cash flows prepared in accordance with U.S. GAAP, or a note containing a quantified description of the material differences between cash flows in your home country, compared to those calculated in accordance with U.S. GAAP. Please revise your disclosure to comply with this guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief